SECURITIES AND EXCHANGE COMMISSION
                       Washington D.C.  20549
                              _________


                             FORM 11-K
                              _________


       FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
         AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                        _________________________


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended       December 31, 1996

                                    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____________ to _______________


Commission file number  2-84723


                        _________________________



              SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN



                    Schering-Plough Corporation
                          One Giralda Farms
                            P.O. Box 1000
                     Madison, New Jersey  07940


SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

                                                       PAGE

INDEPENDENT AUDITORS' REPORT                              1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for
 Benefits as of December 31, 1996 and 1995                2

Statement of Changes in Net Assets Available
for Benefits for the Year Ended December 31, 1996         3

Notes to Financial Statements                           4-7


                                                      SCHEDULE

SUPPLEMENTAL SCHEDULES:

Schedule of Assets Held for Investment Purposes
 December 31, 1996                                        I

Schedule of Transactions in Excess of 5%
 of Plan Assets for the Year
 Ended December 31, 1996                                 II

EXHIBITS:

EXHIBIT I - Independent Auditors' Consent

EXHIBIT II - 1995 Summary Annual Report

_____________________________________________________________

Supplemental schedules not included herein are omitted due to the absence of conditions under which they are required.
INDEPENDENT AUDITORS' REPORT

Schering-Plough Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Schering-Plough Employees' Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Transactions in Excess of 5% of Plan Assets are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements, and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


________________________________
/s/ Deloitte & Touche LLP
    Parsippany, New Jersey
    June 18, 1997

             SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                   DECEMBER 31, 1996 AND 1995
                          ($ in 000's)

                                           1996          1995
Vanguard Wellington Fund                $ 17,023       $ 13,856

Vanguard Windsor Fund                     66,936         51,215

Vanguard Explorer Fund                    16,078         13,141

Vanguard Treasury Money Market
 Portfolio                                31,666         28,021

Vanguard Fixed Income Securities
 Short-Term Corporate Portfolio            2,228          1,998

Vanguard Index 500 Portfolio              10,177          6,110

Vanguard International Growth Portfolio    3,854          2,178

Total Vanguard Registered
 Investment Company Assets               147,962        116,519

Schering-Plough Stock Fund                70,111         57,783

Loan Fund                                  5,973          5,625

Net Assets Available for Benefits       $224,046       $179,927





See Notes to Financial Statements.

             SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  YEAR ENDED DECEMBER 31, 1996
                          ($ in 000's)


Additions to net assets attributed to:


Investment income:

     Interest and dividends                            $ 12,391

     Net appreciation in fair value of investments       22,028

                                                         34,419

Contributions:

     Participant contributions                           19,532

     Total additions                                     53,951

Deductions from net assets attributed to:

Benefit payments                                          9,832

Net increase                                             44,119


Net assets available for benefits:

     Beginning of year                                  179,927

     End of year                                       $224,046

See Notes to Financial Statements.

             SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
              ($ in 000's except per unit amounts)

1. General - The Schering-Plough Employees' Savings Plan ("Plan") is a defined contribution plan open to all domestic U.S. employees of Schering-Plough Corporation ("Company") and its subsidiaries who have attained one year of service. A year of service for eligibility purposes shall mean a twelve-month period, beginning with the day of the year the employee commenced employment. There were approximately 9,400 participants in the Plan at December 31, 1996 and 1995.

2.   Significant Accounting Policies

Basis of Accounting - The accounts of the Plan have been prepared on an accrual basis in accordance with generally accepted accounting principles.

The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement
Income Security Act of 1974 ("ERISA") as permitted by the Securities and Exchange Commission.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant's account value is expressed in units of participation rather than number of shares of Schering-Plough common stock. At December 31, 1996 and 1995, there were 239,561 and 233,287 units of participation in the Schering-Plough Stock Fund, respectively. The net asset value per unit was $292.66 and $247.68 at December 31, 1996 and 1995, respectively.

Purchases  and  sale of securities are recorded on  a  trade-date
basis.   Interest  income  is  recorded  on  the  accrual  basis.
Dividends are recorded on the ex-dividend date, and reinvested in Schering-Plough common stock units.

Payment of Benefits - Benefit payments are recorded when paid.

3.   Plan Description

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.



Salary  Deferral  Contributions -  Each  year,  participants  may contribute  from  1%  to  4% of pretax  annual  compensation,  as
defined  in  the  Plan.   Contributions are  subject  to  certain
limitations.

Participant  Accounts - Each participant's  account  is  credited with the participant's contribution and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participants have a non-forfeitable right to their contributions plus (minus) actual earnings thereon which vest fully and immediately.

Investment Options - Upon enrollment in the Plan, a participant may direct their contributions into any of the following Vanguard
Fiduciary Trust Company ("Vanguard") investment options:

  Wellington Fund - Primarily equity and fixed income securities with the objective of providing current income and capital appreciation.

  Windsor Fund - Primarily equity securities with the objective of providing long-term capital growth.

  Explorer Fund - Primarily equity securities of smaller companies with the objective of providing above average capital appreciation but with a potentially higher level of risk.

  Treasury Money Market Portfolio - Exclusively U.S. Treasury securities with maturities of 13 months or less with the objective of providing current income based on current market interest rates, with preservation of principal and liquidity.

  Fixed Income Securities Short-Term Corporate Portfolio -  A
  diversified   portfolio  primarily  consisting  of   short-term
  corporate bonds.

  Index-500 Portfolio - Designed to provide returns which correspond to the performance of Standard & Poor's 500 Composite Stock Price Index.

  International   Growth  Portfolio  -  A  non-U.S.   equity
  portfolio, primarily investing in securities of issuers within Europe, Asia and the Far East.

Schering-Plough Stock Fund - Participants may contribute to a maximum investment election of 50% of the Salary Deferral
Contribution into this fund.



Loan Fund - Participants may borrow from their fund accounts up to a maximum of the lesser of one half of their account or $50,000. Loan transactions are treated as a transfer between the investment funds and the Loan Fund. These loans bear a fixed rate of interest as determined to be reasonable by the Schering-Plough Employees' Savings Plan Committee and are repayable over periods not exceeding five years, except loans relating to a principal residence which are repayable over a period not to exceed 20 years.

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount or annual installments not to exceed the life expectancy of the participant or the life expectancy of the beneficiary. For termination of service due to other reasons, a participant may receive the value of the account as a lump sum distribution. Distribution of all or a portion of a participant's account, prior to termination of employment, may be granted by the Company in the case of financial hardship.

4.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to provisions of ERISA.

5.   Tax Status

The Internal Revenue Service has issued a determination letter dated June 1995 to the effect that the Plan is a qualified employee benefit plan, meeting the requirements of Section 401(a) of the Internal Revenue Code and the Trust established thereunder is exempt from Federal income taxes under Section 501(a). Accordingly, there is no provision for income taxes in the Plan's Financial Statements.

6.   Administration of Plan Assets

Contributions are held and managed by Vanguard (the "Trustee"), which invests cash received, interest and dividend income and makes distributions to the participants. The Trustee also administers the payment of interest and principal on the participant loans.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

All  plan  administration  expenses are  borne  by  the  Company.
7.   Fund Information

Investment income, contributions and benefit payments are as follows for the year ended December 31, 1996:

                  Investment Income
               Interest     Net appreciation
                  and       (depreciation)     Participant     Benefit
               Dividends    in fair value     Contributions    Payments

Vanguard
 Wellington
 Fund          $ 1,297     $   972           $ 1,827           $  678
Vanguard
 Windsor Fund    6,384       7,364             5,072            1,844

Vanguard
 Explorer Fund     861         993             1,658              568

Vanguard Treasury
 Money Market
 Portfolio       1,455           -             3,351            2,390

Vanguard Fixed
 Income
 Securities
 Short-Term
 Corporate
 Portfolio         126         (33)              310              136

Vanguard Index
 500 Portfolio     208       1,481             1,561              214

Vanguard Int'l.
 Growth
 Portfolio         163         266               656              135

Total Vanguard
 Registered
 Investment
 Company
 Shares         10,494      11,043            14,435            5,965

Schering-Plough
 Stock Fund      1,388      10,985             5,097            3,178

Loan Fund          509           -                 -              689

Total          $12,391     $22,028           $19,532          $ 9,832


                                                            SCHEDULE I

           SCHERING-PLOUGH CORPORATION EMPLOYEES' SAVINGS PLAN
       SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27a
                            DECEMBER 31, 1996
                              ($ in 000's)
                                         Shares/             Current
Identity of Issue         Participants    Units      Cost     Value

Schering-Plough Stock Fund  6,859      239,561 1/  $ 33,790  $ 70,111 2/

Vanguard Treasury Money
 Market Portfolio*          4,080   31,649,285       31,649    31,666 2/

Vanguard Explorer Fund*     3,006      298,630       12,997    16,078 2/

Vanguard Index -
 500 Portfolio*             2,179      147,114        7,706    10,177

Vanguard Windsor Fund*      6,546    4,033,898       56,864    66,936 2/

Vanguard Wellington Fund*   3,533      650,767       14,049    17,023 2/

Vanguard International
 Growth Portfolio*          1,105      234,115        3,513     3,854

Vanguard Fixed Income
 Securities Short-Term
 Corporate Portfolio*         723      207,223        2,234     2,228

 Total Vanguard Registered
  Investment Company Shares                         129,012   147,962

Outstanding Loan Balance -
 6.0% to 11.5% due 36 to 240
 months from date of loan                             5,973     5,973

Total Assets Held for Investment Purposes          $168,775  $224,046

* Registered Investment Company

1/ Represents Schering-Plough Stock Fund units.

2/ Indicates investment representing 5 percent or more of the net assets available for benefits.

                                                     SCHEDULE II


           SCHERING-PLOUGH CORPORATION EMPLOYEES' SAVINGS PLAN
         TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS - ITEM 27d
                  FOR THE YEAR ENDED DECEMBER 31, 1996
                              ($ in 000's)



                  Purchases                       Sales
Identity        Cost      No. of     Proceeds    No. of
of Issue     of Assets  Purchases   from Sales   Sales    Net Gain

Schering-
 Plough
 Stock Fund   $12,340      236        $11,014      249     $3,683

Vanguard
 Windsor Fund  15,583      230          7,240      249        649

Vanguard
 Treasury Money
 Market
 Portfolio     15,809      258         12,181      252          -

                                                        EXHIBIT I





                  Independent Auditors' Consent


We consent to the incorporation by reference in Registration Statements No. 2-83963, No. 33-19013, and No. 33-50606 on Form S-
8, Registration Statement No. 333-853 on Form S-3, Post-Effective Amendment No. 1 to Registration Statement No. 2-84723 on Form S-8, Post-Effective Amendment No. 1 to Registration No. 2-80012 on Form S-3, Post-Effective Amendment No. 1 to Registration Statement No. 2-77740 on Form S-3 and Registration Statement No. 333-12909 on Form S-3 of our report dated June 18, 1997 appearing in this Annual Report on Form 11-K of Schering-Plough Employees' Savings Plan for the year ended December 31, 1996.


/s/ Deloitte & Touche LLP
    Parsippany, New Jersey
    June 18, 1997
                                                      EXHIBIT II
                                                      Page 1 of 3













                         SCHERING-PLOUGH




























                                                   Employee
                                                   Benefits

                    SUMMARY ANNUAL REPORT - 1995

                                                       EXHIBIT II
                                                      Page 2 of 3


             SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN

Basic Financial Statement

Benefits under the Plan are provided by a trust fund into which Schering-Plough pays the total Employees' Savings Plan contributions. The trustee is The Vanguard Fiduciary Trust Company. Administrative expenses were paid by Schering-Plough. A total of 9,417 persons were participants in or beneficiaries of the Plan at the end of the plan year.

The value of Plan assets, after subtracting liabilities of the Plan, was $179,927,000, as of December 31, 1995, compared to $133,650,485 as of December 31, 1994. During the plan year the Plan experienced an increase in its net assets of $46,277,000. This increase includes unrealized appreciation in the fair value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year. The Plan had total income of $58,689,000 including contributions of $17,855,000, interest earnings of $431,000, dividends of $1,165,000 and unrealized appreciation of assets of $39,238,000.

Your Right to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report.

     1.   An independent auditors' report;

     2.   Assets held for investment; and

    3.   Transactions  in  excess of 5 percent  of  plan  assets.
                                                    EXHIBIT II
                                                    Page 3 of 3


HOW TO OBTAIN ADDITIONAL PLAN STATEMENTS

To obtain a copy of all of the full Annual Reports, or any part thereof, write or call the Corporate Benefits Office, One Giralda Farms, Madison, New Jersey 07940-1000, Attention: Anne Miller, telephone (201) 822-7336. The charge to cover copying costs will be $5.50 for the Retirement Plan Report, $3.00 for the Profit Sharing Plan Report, $3.00 for the Employees' Savings Plan Report, $2.00 for the Business Travel Accident Report, $2.00 for the Group Insurance Medical/Dental Report, $2.00 for the Group Benefits Plan Report, and $2.00 for the Long-Term Disability Report.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the Plans and accompanying notes, or a statement of income and expenses of the Plans and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

 You also have the legally protected right to examine the annual reports at the following Employee Benefits Offices: One Giralda
Farms, Madison, NJ 07940; 3030 Jackson Avenue, Memphis, TN 38151,
  or 2000 Galloping Hill Road, Kenilworth, NJ 07033, and at the U.S. Department of Labor in Washington, D.C. or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Schering-Plough Corporation's employer identification number with the Federal Government is 22-191-8501. Requests to the Department should be addressed to Public Disclosure Room, N5507,
 Pension and Welfare Benefit Programs, U.S. Department of Labor,
     200 Constitution Avenue, N.W., Washington, D.C. 20216.
                           SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                    Schering-Plough Employees' Savings Plan


Date:June 18, 1997  By:       /s/ Vincent Sweeney
                    Name:     Vincent Sweeney
                    Title:    Plan Administrator